pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Annual Reports Posted

Vancouver BC,  June 5, 2019:  Pacific Booker Minerals’ audited financial statements for the year ended January 31, 2019 and the Management’s Discussion and Analysis (Form 51-102F1) for the three month period ended January 31, 2019 have been filed on SEDAR and are available on our website at http://www.pacificbooker.com/financials.htm.  Please complete the area on that page to request a copy sent by regular mail.  The mailing information provided will be used for that purpose only.

Pacific Booker Minerals' 20-F Annual Report for the year ended January 31, 2019 has been filed on the US Securities and Exchange Commission's EDGAR website and is available on our website at http://www.pacificbooker.com/financials.htm.

Also, the Annual General Meeting of the Company will be held at the Company’s office on Thursday, June 27th, at 1:30 pm.  The notice and information circular have been posted on SEDAR.  If you are a shareholder and do not receive the information circular and your proxy to vote by mail, please contact your brokerage house.

If you would like to be added to or removed from our email newsgroup, please send your request by email to info@pacificbooker.com.

On Behalf of the Board of Directors

“John Plourde”

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.